UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 3

First Community Financial Corporation

(Name of Issuer)

Common Stock, Par Value $5.00 per share

(Title of Class of Securities)

319836102

(Cusip Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 319836102	Page 2 of 5 Pages

1.	Names of Reporting Persons: IRS Identification Nos. of Above Persons (entities only): Frank L. Wright
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 100,000
6. Shared Voting Power 0
7. Sole Dispositive Power 100,000
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9 7.1%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

First Community Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

Two North Main Street Mifflintown, PA 17059

Item 2	(a)	Name of Person Filing:

Frank L. Wright

	(b)	Address of Principal Business Office, or if None, Residence:

4110 McIntosh Road Harrisburg, PA 17112

	(c)	Citizenship:

Pennsylvania, United States of America.

	(d)	Title of Class of Securities:

Common Stock, $5.00 par value per share

	(e)	CUSIP Number:

319836102

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An Investment Advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A Parent Holding Company or Control Person in accordance with §240.13-d(1)(b)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d(1)(b)(ii)(H).

Page 4 of 5 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

100,000 shares consisting solely of shares held of record by Frank L. Wright, individually

(b) Percent of class:

7.1%

(c) Number of shares as to which person has

(i) Sole power to vote or to direct the vote:

100,000

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of shares:

100,000

(iv) Shared power to dispose or to direct the disposition of shares:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2009	By:	/s/ Frank L. Wright
Date		Frank L. Wright